August 31, 2006
Via FedEx: 7915.3967.4830
Via EDGAR
Securities and Exchange Commission
One Solution Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Attn:	Chris White
Craig Wilson
		Re:	Network Appliance, Inc.

Review of Form 10-K for the fiscal year ended April 30, 2005, and fiscal year ended April 30, 2006 and Forms 8-K, filed August 17, 2005, November 16, 2005, February 15, 2006, and May 24, 2006

File No. 000-27130
Ladies and Gentlemen:
     Network Appliance (the “Company”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated July 28, 2006 relating to the Company’s Forms 10-K for the fiscal year ended April 30, 2005, and fiscal year ended April 30, 2006, and Forms 8-K filed on August 17, 2005, November 16, 2005, February 15, 2006, and May 24, 2006.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended April 30, 2006
Item 7. Management’s Discussion and Analysis of Finance Condition and Results of Operations
Overview, page 34
1.	We note your response to prior comment number 1, which states, “the key indicators of financial condition and operating performance disclosed in its Form 10-K include many of the same indicators management reviews in assessing the financial performance of its business and discusses in its analyst calls and investors presentations.” In preparing MD&A, financial measures generally are the starting point in understanding your key variables and other factors impacting the business. In your Management Discussion Section of the Fourth Quarter 2006 Earnings Call, dated May 24, 2006, you disclosed non-financial key indicators of operating performance that you have not disclosed in your Form 10-K. In that discussion your CEO addresses non-financial indicators such as the increase in total units shipped, average capacity and the amount of petabytes of storage shipped. Tell us what consideration you gave to disclosure of these non-financial key variables and factors used to manage your business. Disclosure would be required in your periodic reports if this is material information to investors. See Section III.B.1 of SEC Release 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The Company advises the Staff that we have considered Section III.B.1 of SEC Release 38-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” On our Fourth Quarter 2006 Earnings Call, our CEO discussed several metrics including increases in units shipped and capacity increases for several of our products. Although we do not consider these metrics to be key indicators of our business, we do believe these metrics may provide further perspective and detail to our financial results. The Company will continue to assess the significance of these and other variables and metrics and will disclose such factors in future filings, beginning with our 10-Q for the period ended July 31, 2006 as required by SEC rules and guidance.
Critical Accounting Estimates and Policies, page 36
2.	We note your response to prior comment number 2 and reissue and clarify the comment. Your critical accounting policies should describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. For example, your valuation of goodwill and intangibles disclosure on page 38 states, “The allocation process requires extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets.” Your disclosure of such estimates and assumptions should discuss why they bear risk of change, how you arrived at the estimate, accuracy of the estimate/assumption in the past, how they have changed, and reasonably likely future changes. It appears that you also use estimates and assumptions of future taxable earnings to determine the adequacy of your deferred tax assets and to determine your restructuring accrual. Please tell us the estimates and assumptions that are highly uncertain or susceptible to change that you have identified and how you plan to address any revision to disclosure to comply with Financial Reporting Release No. 60 and SEC Release 33-8350, Section V.
The Company requests that the Staff review Appendix A for the Company’s response. To facilitate the Staff’s review, in the Appendix we have displayed our Critical Accounting Estimates and Policies in a matrix format to address why these estimates bear risk of change, how the Company arrived at these estimates, the accuracy of estimates in the past, how the estimates changed and reasonably likely future changes to these estimates. Planned revisions are shown as underlined. The Company proposes to include these revised Critical Accounting Estimates and Policies beginning in our Form 10-Q for the quarter ended July 28, 2006. Please note that the discussion regarding “Accounting for Stock-Based Compensation” has also been updated to reflect the adoption of SFAS 123(R) in this quarter.
New Accounting Standards, page 41
3.	We note your response to prior comment number 3 regarding the impact of implementing SFAS 123R. Your response states, “We are still assessing the impact and will complete the assessment at the end of our first fiscal quarter of 2007.” We further note you have disclosed the impact of implementing SFAS 123R on your first quarter of 2007 on page 43. Clarify whether you have estimated the quantitative impact the standard is expected to have on your financial statements for the fiscal year ended April 30, 2007. In this respect, we note your fiscal year 2007 outlook discussed in your Form 8-K filed on May 24, 2006, which provides earnings guidance for your year ended 2007.
The Company advises the Staff that in the annual guidance provided in our fiscal 2007 outlook, we noted the difficulty of estimating stock compensation expense for the year given the unpredictable nature of variables such as the Company’s stock price, number of options to be granted, volatility and associated income tax impacts. Therefore, we estimated a target range based upon assumptions existing at the time of the guidance. Given the close proximity of the first quarter relative to May 24, 2006, we were able to provide a more accurate estimate of the impact of adoption of SFAS 123(R) on our first quarter earnings which we disclosed in our Form 10-K than for our full fiscal year 2007. We have now finalized our analysis of the impact of SFAS 123(R) on our fiscal year 2007 projections and will include the estimate in our Form 10-Q for the quarter ended July 28, 2006.

Results of Operations
Fiscal 2006 Compared to Fiscal 2005, page 44
4.	Your response to prior comment number 4 states you “will continue to evaluate and disclose as appropriate the quantification of positive and negative factors affecting revenues.” Your disclosure states product revenues were favorably affected by increased revenues from current products and the introduction of new products. Your disclosure also states product revenues were negatively affected by lower-cost-per-megabyte disks and declining average selling prices and units shipped of your older products. However, your disclosure does not quantify the impact of the favorable and negative factors that affect product revenues. Therefore we reissue the portion of prior comment number 4 which requests you to quantify the extent, to which increases in revenues are attributable to increases in prices, the volume of goods or services being sold, or to the introduction of new products or services. We refer you to Regulation S-K, Item 303(a)(3)(iii).

The Company advises the staff that it will further enhance its disclosures to describe changes in revenue beginning with its Form 10-Q for the quarter ended July 28, 2006. Our disclosure will quantify the impact of meaningful favorable and negative factors affecting product revenues. Some of the factors we will consider for quantifying include:
•	Revenue increases due to new products

•	Revenue increases due to unit and volume increases

•	Revenue changes due to pricing and configurations on existing products

•	Revenue changes due to sales to indirect channels

•	Impact of lower cost-per-megabyte disks

•	Decreases in revenue on products no longer shipped
Note 2. Significant Accounting Policies
Revenue Recognition and Allowance, page 65
5.	We note the portion of your response to prior comment number 6 which indicates your server and storage device are in the scope of SOP 97-2. That is, your response concludes “[Y]our firmware and operating software are essential to the functionality of [y]our storage devices. Accordingly, [you] believe that SOP 97-2 applies to the hardware servers and storage devices [you] sell.” Clarify whether you have concluded that your software is essential to the functionality of your server. As part of your response, tell us whether the server has substantive functionality without the software. In addition, clarify how you have determined your software is essential to the functionality of your storage device. Tell us whether the storage device has substantive functionality without the software.

The Company advises the Staff that with regard to both our servers and storage devices, our proprietary operating system software, or “microcode” is essential to the functionality of both our server and our storage devices.
As is relates to our servers, which are effectively “appliances” that perform uniquely due to our patented ONTAP WAFL (write anywhere file layout) microcode required to operate the system, the hardware is not useful for the purpose designed without such microcode.
While it is theoretically possible for the server to be used without this microcode, it would require significant research and development effort to develop or customize another operating system to operate the server as intended as a storage device. Our proprietary microcode does not provide support for running other third-party applications. Additionally, the custom hardware design would make it difficult and uneconomical for our server to function as a general purpose server. Therefore, our server does not have substantive functionality without our operating software.
We commonly refer to the hardware component of our server as the “filer head” that operates as a unique appliance to store and manage data only when our specialized storage devices have been connected and both are running with our proprietary operating system. The functionality and feature set provided by the combination of our server, our software and our storage devices is what we refer to as of “appliance simplicity”, one of our key marketing strategies, and it is this value proposition that contributes to margins significantly higher than a general purpose device. Additionally, our proprietary operating system software is not “general purpose” and does not run on other vendors’ hardware.
Regarding our storage devices, as previously noted, our proprietary firmware is required to allow our storage devices to operate with our servers. This firmware, which is built into the storage device, makes the device only compatible with our server. i.e., it cannot be connected to a competitor’s server or otherwise connected to a customer’s network. Likewise, the disk drives inside the storage device are customized to our specifications and will only operate within our storage device; they cannot be removed and used outside of the storage device. The storage device’s functionality is dependent on both our firmware and our operating software which allows the server to access the storage capacity of the device. Therefore, the storage device does not have substantive functionality without our operating software.
Accordingly, we have referenced EITF 03-5 and concluded that because the software is essential to the functionality of the hardware, the hardware should be considered software related and therefore subject to the provisions of SOP 97-2.
6.	We note the portion of your response to prior comment number 6 which indicates hardware installation services are not in the scope of SOP 97-2. We note your conclusion is based on the fact that software is not essential to the functionality of the installation service. Tell us how your separation of the installation services as a separate unit of accounting complies with EITF 00-21. As part of your response, clarify how you have determined there is objective and reliable evidence of fair value of the hardware installation services; we refer you to paragraph 9 of the EITF 00-21. Further explain the basis for your revenue and expense recognition and timing for installation services and reference the authoritative literature supporting your accounting.
The Company advises the Staff that we did not apply either SOP 97-2 or EITF 00-21 to determine whether installation services represent a separate unit of accounting because we concluded that the portion of undelivered services at the time of delivery are considered an inconsequential and perfunctory obligation under SAB Topic 13. Therefore we did not consider installation services an element or deliverable in the arrangement. Accordingly, we accrued the cost of performing any remaining services at the time of delivery of the system in order to match the revenue recognized at the time.
If one were however to conclude that the installation services represent a deliverable in the arrangement, the Company would be required to analyze such services under EITF 00-21 to determine whether it may be accounted for as a separate unit of accounting. Paragraph 9 of EITF 00-21 lists the following three criteria that have to be met in order for a deliverable to be accounted for as a separate unit of accounting:
a)	The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b)	There is objective and reliable evidence of the fair value of the undelivered item(s).

c)	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
We have concluded that our installation services would qualify as a separate unit of accounting under paragraph 9 of EITF 00-21 because;
a)	Our system has value on a standalone basis to our customers. We believe the system has standalone value because we often sell our system without installation services and some of our customers do resell our systems on a stand-alone basis.

b)	We have sufficient objective and reliable evidence of the fair value for the undelivered portion of the installation services which are performed after the system is delivered and revenue is recognized. More specifically, as described in our previous letter of May 31, 2006, 80% or more of the work covered by installation fees is typically completed prior to shipment; the undelivered installation services at the time revenue is recognized typically consist of 4 to 8 hours of work performed by our technicians. We have analyzed the hourly rates we obtain when these support services are sold separately to establish objective and reliable evidence of fair value for this undelivered element. (We also note that the use of technicians’ rates to determine fair value of installation services is illustrated in Example 7 of EITF 00-21).

c)	Lastly, our arrangements do not include general rights of return.
If we were to defer revenue for the fair value of the undelivered portion of installation services as opposed to accruing the related costs of these undelivered services at the time of shipment, the impact would have been less than a $300,000 change to reported revenues, cost of product sold, operating income, pre-tax income and net income for the year ended April 30, 2005, which in all cases would have been immaterial. Similarly, these amounts would have been in all cases less than a $400,000 change for the year ended April 30, 2006, which in all cases would have been immaterial.
7.	Your response to prior comment number 6 states all of your system sales include a hardware parts replacement warranty and customers can purchase a hardware service contract at the end of the warranty term. Tell us how you have determined you are able to reliably estimate the cost of the warranty provided with the system sale. In addition, tell us how you consider the provisions of FASB Technical Bulletin 90-1 when accounting for the hardware service contracts sold at the end of the warranty term. Further, tell us your consideration of disclosing your accounting for such warranties pursuant to SAB Topic 13.B.
The Company advises the Staff that all hardware components of our systems sales come with a one or three-year parts replacement warranty. Under the terms of our standard warranty, we commit to deliver a replacement part to a customer the next business day; the customer installs the replacement part and returns the defective item to us. We consider this an obligation under SFAS No. 5, Accounting for Contingencies” and record the related costs at time of sale. We also sell for an additional fee premium hardware services which provide quicker replacement part delivery times, on-site technicians to perform the hardware replacements, or both. These premium services represent additional services, but do not supersede or replace the underlying standard hardware warranty obligation; accordingly, we defer and amortize the revenue for these premium services and accrued the costs related to the underlying parts warranty obligation.
Regarding our ability to estimate this obligation, Paragraph 25 of SFAS 5 states, in part:
Satisfaction of the condition in paragraph 8(b)1 will normally depend on the experience of an enterprise or other information. In the case of an enterprise that has no experience of its own, reference to the experience of other enterprises in the same business may be appropriate. Inability to make a reasonable estimate of the amount of a warranty obligation at the time of sale because of significant uncertainty about possible claims (i.e., failure to satisfy the condition in paragraph 8(b)) precludes accrual and, if the range of possible loss is wide, may raise a question about whether a sale should be recorded prior to expiration of the

[1]	Paragraph 8(b) of SFAS No. 5 states “The amount of loss can be reasonably estimated.”

warranty period or until sufficient experience has been gained to permit a reasonable estimate of the obligation;...
We believe we have sufficient data regarding the historical performance of the components in our systems to reasonably estimate our standard warranty obligation. We base this conclusion on:
•	The design of our hardware is evolutionary; that is, each design builds on the designs of previous generation products. Therefore, historical performance of older designs has been and is expected to continue to be representative of newer designs.

•	The greatest proportion of our component failures are disk drive failures; these drives are covered by warranties by the manufacturers which equal or exceed the terms of our warranty periods. We return defective drives to these manufacturers in exchange for replacement drives. As a result, we are able to minimize our exposure to warranty costs and reduce the complexity of estimating our warranty cost obligations for these items.

•	The other components used in our products, while state-of-the-art, are primarily standard parts, such as microprocessors and other integrated circuits. While we do experience an occasional failure of an electronic board containing these components, these are much less common than drive failures and, based on our experience, we are able to estimate the level of spare parts needed to support the related warranty obligation for these items.
Based on our historic data of component performance, we estimate the quantities of materials required to support our warranty obligation for systems sold and expense this amount to cost of revenues in our statement of operations. Because we can reasonably estimate our warranty obligation, we believe it appropriate to recognize revenue at time of shipment and not upon expiration of the warranty period.
Customers may choose to purchase hardware service contracts at the end of the one or three-year warranty terms. We account for these contracts in accordance with FASB Technical Bulletin 90-1, which states in paragraph 3:
Revenue from separately priced extended warranty and product maintenance contracts should be deferred and recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue should be recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.
In our case, we recognize the revenue on a straight-line basis, because we do not have historical evidence to indicate that the costs to perform the services under the contract are incurred on a different basis.

We will modify our accounting policies disclosure, beginning with our quarterly report on Form 10-Q, to more fully describe how we account for standard versus premium warranty, as follows (changes from our 2006 Annual Report on Form 10-K are marked, also see our response to question 13 regarding other proposed changes to our revenue recognition disclosure):
Premium hardware maintenance services include contracts for technical support and minimum response times. Revenue from software subscriptions and premium hardware maintenance services is recognized ratably over the contractual term, generally one to three years; standard hardware warranty costs are considered an obligation under SFAS No. 5, “Accounting for Contingencies” and are expensed to cost of revenues when revenue is recognized. We also offer extended service contracts (which may include standard warranty as well as premium hardware maintenance) at the end of the warranty term; revenues from these contracts are recognized ratably over the contract term.

8.	Your response to prior comment number 7 indicates your separate sales of Software PCS, “Premium Hardware Maintenance/PCS” and “Storage Reviews/Premium Hardware Maintenance/PCS” are sufficiently concentrated in order to establish VSOE of fair value for such services (or just fair value in the case of “Premium Hardware Maintenance/PCS”). Clarify why you believe that your separate sales are significantly concentrated in order to establish fair value of these undelivered elements. As part of your response, tell us how you determined that it is appropriate to establish VSOE on a range of prices.
The Company advises the Staff that it believes it is appropriate to establish VSOE based on a range of prices for which the services are sold separately. Authoritative guidance on what constitutes VSOE is limited. SOP 97-2 provides the following definitions and guidance:
10. If an arrangement includes multiple elements, the fee should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element. Vendor-specific objective evidence of fair value is limited to the following:
•	The price charged when the same element is sold separately

•	For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace.
The amount allocated to undelivered elements is not subject to later adjustment .....When a vendor’s pricing is based on multiple factors such as the number of products and the number of users, the amount allocated to the same element when sold separately must consider all the factors of the vendor’s pricing structure. [emphasis added]

104. Often, multiple element arrangements are sold at a discount rather than at the sum of the list prices for each element. If the amounts deferred for undelivered elements were based on list prices, the amount of revenue recognized for delivered elements would be understated. Accordingly, the AcSEC concluded that relative sales prices should be used in determining the amount of revenue to be allocated to the elements of an arrangement.
SOP 97-2 clearly acknowledges that discounting occurs in practice and therefore certain elements may be sold at varying prices. We believe that even though elements may be sold at varying prices, VSOE of fair value may exist. We are not aware of any authoritative accounting literature that provides guidance regarding the concentration in pricing that is required before a vendor can reasonable conclude that VSOE of fair value exists. We did however note that all four of the Big Four accounting firms have published non-authoritative guidance on implementing SOP 97-2, and have addressed this issue. Paragraph 3.033 of KPMG’s Software Revenue Recognition – An Analysis of SOP 97-2 and Related Guidance states in part:
...we believe that a range of prices of the separate sales of an element within a stratum for which the lowest and highest price within the range are not more than 15% from the median price in the range and that range includes an amount approaching 80% of the sales transactions for that stratum, may be a reasonable range of prices to represent that VSOE of fair value for the element exists for transactions within that stratum. However, it should be noted that this range does not constitute a safe harbor and there could be situations where it would be appropriate to conclude that VSOE of fair value does not exist, even though the pricing of separate sales of an element is within this range for transactions within a particular stratum. All relevant facts and circumstances must be considered in making this determination.
PriceWaterhouseCoopers (PwC) also discusses the issue of variability in pricing and the impact of such variability on the establishment of VSOE of fair value. Paragraph 3.10 of the (PwC’s) publication entitled, Software Revenue Recognition – A user-friendly Guide for Navigating through the Many Complexities (the PwC Publication), state in part:
We believe that by gathering historical pricing information over time, vendors will develop VSOE of fair value for each of their product offerings based on actual prices. In most instances, VSOE of fair value will be an average price of several recent, actual transactions that are priced within a reasonable range (in general, variances should typically be 10% or less).
Ernst and Young’s publication “Software Revenue Recognition” states:
VSOE When Multiple Actual Sales Prices Exist – Frequently, a software element that is sold separately is sold for numerous different prices, depending upon the individual transaction. We believe that these situations require an evaluation of the facts and circumstances to determine the appropriate amount to use in the allocation of revenue. First, the vendor must identify which of the previous actual sales represent comparable and relevant transactions based upon distinguishing characteristics such as the number of products, number of users (especially if the fee is variable based upon the number of users), customer class and size, and other relevant factors. As discussed above, the VSOE of an element should give consideration to such factors. When multiple actual sales prices of an element exist, transactions used in determining VSOE must be both relevant and comparable to the current transaction.
Once the population of actual sales prices has been limited to those existing in comparable transactions, we believe there is more than one acceptable alternative to identify VSOE of the element, depending on the facts and circumstances. However, the selected alternative should be consistently applied. If the fair value of the software tends to significantly decrease over a relatively short period of time (absent any upgrades), we believe that a lower actual sales price is generally more appropriate to use as VSOE for that product. However, if the fair value of the software element does not tend to significantly decrease over a relatively short period of time, then other methods may be appropriate such as the average or median price with a reasonable range (i.e., plus or minus 10 percent) of actual prices. Regardless of the method used, the selected VSOE of fair value should be indicative of the current trend of the element’s fair value. However, if the range of prices is significant even after considering only relevant and comparable transactions, VSOE may not be determinable based on prices when sold separately and ultimately may not exist.
The online accounting research tool published by Deloitte & Touche states (as amended May 26, 2006):
The following additional factors should be considered in determining whether a vendor has sufficient evidence to support VSOE of fair value:
•     For Items Sold Separately — Actual historical pricing information of the element when sold separately could be used to establish VSOE of fair value. If prices vary significantly, however, the vendor may be unable to use actual separate sales prices to establish VSOE of fair value. To conclude that separate sales prices provide sufficient evidence to support VSOE of fair value, a vendor must demonstrate that separate sales prices are highly concentrated around a specific point and within a narrow range. For example, if 90 percent of a vendor’s separate sales of PCS during the past 12 months were priced between 15 and 17 percent of the net license fee, it may be appropriate to conclude that such separate sales prices provide evidence of fair value. On the other hand, if the vendor’s separate sales prices reflected the following distribution, it would be inappropriate to conclude that VSOE exists:

Sales Price as a Percentage
of Net License Fee	Percentage of Separate Sales
2% to 5%	20%
5% to 10%	30%
10% to 15%	35%
15% to 20%	15%
In evaluating whether separate sales prices are sufficiently concentrated to establish VSOE, a vendor should consider whether the population of separate sales needs to be stratified. Stratification may be required if the vendor has different pricing practices for different types of transactions or products. For example, a vendor may provide larger discounts to large blue-chip customers than it does to its smaller customers. In these situations the dispersion of separate sales prices of the entire population may be wide, but the dispersion of separate sales price for transactions with large blue-chip customers may be much less.
All of these publications indicate that VSOE of fair value may exist even though there may be variability in pricing. Some of these publications indicate that a certain range of pricing could be considered VSOE, rather than a single dollar amount. The KPMG publication suggests that concentrations approaching 80 percent of a vendor’s sales transactions within a range of 15 percent above and below the median sales price may be acceptable. The PwC and EY publications suggest a range of no more than 10 percent above or below an average price is acceptable fair value but do not address if there is an acceptable level of concentration. None of the publications however provides a bright line and, as noted previously, none represents authoritative guidance.
Based on a consideration of this guidance, the Company concluded that 1) VSOE of fair value could be established even when these elements are sold separately at a range of prices and 2) it had sufficient VSOE to establish the fair value of each of its undelivered elements. As illustrated in the Appendix to our May 31, 2006 letter, in all cases where we believe VSOE is required to establish fair value, more than 75 percent of our separate sales transactions fall within a reasonable range of 15 percent above and below the midpoint of the range that contains the highest number of our separate sales transactions.
In regards to the appropriateness of establishing VSOE on a range of prices, we have established VSOE of fair value as a single point estimate – the weighted-average discounted price of each separate element when sold separately (as more fully described in our response to comment 9 below) – and not a range of prices, any of which could be considered acceptable as fair value, even though such an approach would appear acceptable based on the published guidance cited above.

9.	We note your response to prior comment number 7, which indicates you establish VSOE of your recurring services based on the “weighted-average discount from [y]our list price.” Clarify why you use the list price as a benchmark when establishing VSOE of fair value of your undelivered service elements and the relevancy of the list price. In addition, your response states, “for discounts greater than the fair value of the undelivered element, additional revenue is deferred at the time of sale and is recognized over the relevant service period.” Please clarify this policy. As part of your response, please clarify how this policy complies with paragraph 6.b of SOP 98-9.
The Company advises the Staff that the Company uses the combination of list price and discount rate as its method to compute the net price charged to customers for separate services at time of renewal. List prices of these services are established as a percentage of the list price of the related software or hardware. For example, the list price of one year software PCS is 12% of the software list price; if the weighted average discount rate is 20% of our list price, then the fair value of software PCS at the time of renewal is 9.6% (80% of 12%) of the list price of the software. The effect is to calculate a single fair value for software PCS for the product, as illustrated below:
Assume in a multiple element arrangement that the list price of the software included in the arrangement was $500,000 and was sold with one year PCS, which has a list price of $60,000 (12%).
Assume that, separate sales of PCS indicate that the fair value software PCS is 80% of our list price (i.e., a 20% discount of our list price or a net price of $48,000).
At time of order, Customer A received a 20% discount, Customer B received a 40% discount, and Customer C received a 10% discount

Customer	A	B	C
Invoice:
Software	$400,000	$300,000	$450,000
Software PCS	48,000	36,000	54,000
Total	$448,000	$336,000	$504,000

Fair Value of Software PCS	$48,000	$48,000	$48,000
Amount deferred for undelivered element	$48,000	$48,000	$54,000
Revenue Recognized at time of sale	$400,000	$288,000	$450,000
As can be seen from this example, there is only one calculated fair value for this undelivered element. The weighted average discount from list is merely the mechanism used to determine that amount.
In the case of Customer C, even though the fair value of the undelivered element is $48,000, the stated amount on the invoice is $54,000, which represents the amount that would be considered subject to refund if we were to fail to perform under the PCS arrangement and therefore is deferred in full even though it is greater than fair value. That is why, as stated in our prior response, only “for discounts greater than the fair value of the undelivered element, additional revenue is deferred at the time of sale and is recognized over the service period.” We acknowledge that our previous statement of “... weighted-average discount from our list price.” was not entirely clear. We hope the above explanation clarifies our accounting treatment.
We believe this policy complies with paragraph 6(b) of SOP 98-9, which states, in part:
Under the residual method, the arrangement fee is recognized as follows: (a) the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and (b) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

10.	We note your response to prior comment number 7, which indicates you establish fair value of software PCS, premium hardware maintenance services and storage optimization reviews as a group. We further note software PCS and premium hardware maintenance services are in the scope of SOP 97-2 (ie., the higher level literature) and storage optimization reviews are not in the scope of SOP 97-2. Please clarify the following with respect to your response:
•	Clarify why you believe the provisions of EITF 00-21 allowed you to separate this group of elements from the delivered software and hardware. In this respect, tell us whether you are able to separate the elements in the scope of SOP 97-2 and the element not in the scope of SOP 97-2 based on the provisions of EITF 00-21. In addition, please tell us your consideration of paragraph 10 of EITF 00-21 if you are not able to separate the SOP 97-2 elements from the elements not in the scope of SOP 97-2.

•	Clarify why you believe it is appropriate to establish fair value of this group of elements as if it were a single element. In this respect, tell us how you considered whether the difference in the nature of the services between the storage optimization reviews and software PCS/premium hardware maintenance services impacts your ability to establish VSOE of this group of elements as if it were a single element. Further, tell us how you recognize revenue for this unit of accounting. In this respect, tell us what accounting literature you apply to this unit of accounting as it contains SOP 97-2 and non 97-2 elements. As part of your response, tell us how you determine when to recognize revenue as it appears that your software PCS and premium hardware maintenance services have a different pattern of performance then your storage optimization reviews.
The Company advises the Staff that in transactions in which storage optimization review services are performed, we have treated such services as a combined element with the software PCS and premium hardware maintenance because the three services are sold as a bundle. That is, all arrangements that include storage optimization services also include software PCS and premium hardware maintenance. In these transactions the term of the storage optimization services is always the same as the term of the software PCS and premium hardware maintenance.
The combined element of software PCS, premium hardware maintenance and storage review services includes services that are subject to SOP 97-2 (i.e., software support and premium hardware maintenance) as well as services that are not subject to SOP 97-2 (i.e., storage review services). Therefore, we have concluded that the combined element is not subject to SOP 97-2 but rather it is subject to the general revenue recognition principles of FASB Concept Statement No. 6, Elements of Financial Statements (CON) and SAB Topic 13. This conclusion is consistent with guidance in paragraphs 10.52 and 10.53 of the Miller Revenue Recognition Guide, which states in part:
As discussed earlier in this chapter, separation of a multiple-element arrangement that includes SOP 97-2 software and software related elements and non-SOP 97-2 elements should be based on the guidance in EITF 00-21. If the application of EITF 00-21 results in a conclusion that the elements should not be separated, then the general revenue recognition principles apply to the bundled arrangement (for an SEC registrant, this would be SAB Topic 13). In other words, SOP 97-2 should not be applied to determine when revenue should be recognized since the bundled group of elements does not fall within the scope of SOP 97-2.
In the case of sales arrangements which include the undelivered elements of Storage Reviews/Premium Hardware Maintenance/PCS which are sold as a bundle (the “Bundled Element”), we believe paragraph 4(a)(iii) of EITF 00-21 requires the application of EITF 00-21 to determine whether the Bundled Element qualifies as a separate unit of accounting from the other SOP 97-2 elements (i.e., software and hardware). Paragraph 9 of EITF 00-21 specifies:
In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:
a.	The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).

c.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
We believe our arrangements which include this Bundled Element meet these requirements:

a.	At the time of revenue recognition, the delivered items consist of the hardware and software contained in our system, which has standalone value to our customer and some of our customers choose to purchase our systems without any of the elements contained in this bundle; similarly, customers can choose to resell these systems without these bundled elements. (Note, the terms of our operating software license agreement do not restrict the transfer of the operating system software to another user, however the right to continue to receive Software PCS for that software over the remaining contract term is not transferable.)

b.	As demonstrated in the appendix to our response letter of May 31, 2006, we have objective and reliable evidence of the fair value of the undelivered bundled element.

c.	The arrangement does not include a general right of return relative to the general items for failure to perform the undelivered services.
Therefore, we believe that the bundled element qualifies as a unit of accounting separate from the hardware and software under paragraph 9 of EITF 00-21. We further do not believe that the storage optimization services would qualify as a unit of accounting separate from the software PCS and premium hardware maintenance because we only sell Storage Optimization Reviews as a bundle with the other two services; we have not sold these reviews on a standalone basis. Additionally, we are not aware of any other vendors that sell similar storage optimization services. Therefore, we are unable to establish VSOE of fair value or to obtain objective and reliable evidence of the fair value of these storage optimization services. Therefore, the criterion in paragraph 9(b) of EITF 00-21 are not met and the storage optimization review services do not qualify as a separate unit of accounting.
Paragraph 10 of EITF 00-21 states:
The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.
As noted above, we consider the elements delivered at the initial time of sale as a separate unit of accounting. Likewise, we consider the three undelivered service elements to be one unit of accounting for purposes of recognizing revenues as the services are performed. All three services (i.e., software PCS, premium hardware maintenance and storage optimization review services) are performed ratably over the same contract period. Even though the results of storage optimization reviews are delivered to our customers on a quarterly or semi-annual basis, the monitoring and data-collection activities necessary to prepare this analysis are performed on an on-going basis. There is no evidence that suggest revenues are earned or obligations are fulfilled in a different pattern. Therefore, we are recognizing all revenues allocated to the bundled element on a straight-line basis over the contractual period. We believe such conclusion is consistent with the guidance in the interpretative response to Question 2 of Section 3(f) of SAB Topic 13-A, which states in part:

The staff believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. [footnote reference omitted]

11.	We note the portion of prior comment number 7 which addresses whether the amount established as VSOE of your PCS and other support elements is substantive. Tell us how you determined that establishing VSOE of fair value based on separate sales of one-year of software PCS is substantive with respect to your arrangements that contain an initial PCS term of three years. In addition, tell us how you determined the amount established as VSOE of PCS is substantive in relation to the arrangement fee as a whole. In this respect, we note that your list price of PCS is 12% of the list price of the related software. Therefore, it appears that the weighted-average discount from list price may be less than 10% of the total arrangement fee. This comment also applies to your arrangements that contain “Premium Hardware Maintenance/PCS” and “Storage Reviews/Premium Hardware Maintenance/PCS”.
The Company advises the Staff that it believes our separate sales of one-year contracts in connection with the renewal of such services to provide Software PCS, Premium Hardware Maintenance/PCS or Storage Reviews/Premium Hardware Maintenance/PCS (collectively, the “services”) provide a substantive basis for establishing the fair value of the services including in our initial arrangements. We have established VSOE of fair value of these undelivered services based on separate sales of such services rather than based on contractual renewal rates. As noted in our letter to the Staff of May 31, 2006, we offer one, two and three year arrangements at the time of sale and these services can be renewed on an annual basis thereafter.
While we do not have readily available information on the number of one, two and three year terms initially selected by our customers for these deliverables, our information shows that the average initial term is approximately 30 months, indicating that many customers elect an initial term of one or two years. Substantially all systems purchased within the last three years continue to be covered by a service arrangement, indicating that substantially all one and two year initial term contracts enter into renewal contracts. In addition, over half of the systems purchased four years ago are covered by a service arrangement. The list price for renewal of these services on an annual basis is the same regardless of the age of the system. Accordingly, we believe we have sufficient volumes to provide substantive evidence of fair value of a one-year service arrangement. As described in our response to question 9, we have used the greater of the one-year fair value multiplied by the number of years contained in the initial service term or the stated contract amount to compute the amount of revenue to be deferred these undelivered services included in the initial sales arrangement. The use of one-year renewal rate times number of years for the initial PCS term is specifically permitted by TPA 5100.52 Fair Value of PCS in a Perpetual License and Software Revenue Recognition, which in reply to an inquiry concluded that “The dollar amount of the one-year PCS renewal rate multiplied by two (which reflects the PCS term included in the arrangement) constitutes VSOE of the fair value of PCS pursuant to the provisions in paragraphs 10 and 57 of SOP 97-2”.
With regard to the Staff’s comment regarding the pricing of our software PCS, we acknowledge that, based on the information contained in our response letter of May 31, 2006, the fair value of software PCS may in some cases be less than 10% of the total arrangement fee. This could easily occur if the total arrangement included a significant number of storage devices, and only one year software PCS on the operating system software. However, for other arrangements which contain significant amounts of additional software included in the sale, the fair value of a multiple-year software PCS arrangement could easily represent more than 10% of the arrangement. As mentioned above, we have established VSOE of fair value of software PCS based on separate sales of software PCS rather than by reference to renewal rates. We believe that even though the fair value of software PCS as evidenced by separate sales may be less than 10 percent of the total arrangement, such sales still provide evidence of the fair value of software PCS. In fact, it is the price negotiated independently with our customers when they purchase software PCS separately from any other elements. We also believe that the fact that only more than half of our customers choose to renew these contracts beyond three years indicates that the renewal rate is not a “bargain” rate, but rather a substantive rate that results in a valid, arms-length negotiation for these services at the time of renewal.
12.	Your response to prior comment number 10 indicates that you are planning to separately present software maintenance revenue as well as the related cost of revenue in future filings in your statements of income. Please tell us whether this financial statement caption will include revenue from premium hardware maintenance and hardware optimization reviews. If not, please tell us whether such revenue (and related cost of sales) is presented as product or service revenue.
The Company advises the Staff the financial statement captions “software subscriptions revenues” and the related “cost of software subscriptions” include only revenues and costs related to our software subscriptions. Revenue and costs from premium hardware maintenance and hardware optimization reviews are included in “service revenues” and “cost of service.”
13.	Tell us your consideration of the disclosure requirements of SAB Topic 13.B with respect to your multiple elements arrangements. In this respect, your disclosure should discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued.
The Company advises the Staff that it will modify its revenue recognition disclosures beginning with our Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 to more fully describe our multiple element arrangements, as required by SAB Topic 13.B, which states in part, “If sales transactions have multiple units of accounting, such as a product and service, the accounting policy should clearly state the accounting policy for each unit of accounting as well as how units of accounting are determined and valued.” Changes from our disclosures in our Annual Report on Form 10-K for the year ended April 30, 2006 are marked with underlining; this also reflects the changes described in our response to comment No. 7 above regarding warranty costs.
     Revenue Recognition and Allowance — We apply the provisions of Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, and related interpretations to our product sales, both hardware and software, because our software is essential to the performance of our hardware. We recognize revenue when:
•	Persuasive Evidence of an Arrangement Exists. It is our customary practice to have a purchase order and/or contract prior to recognizing revenue on an arrangement from our end users, customers, value-added resellers, or distributors.

•	Delivery has Occurred. Our product is physically delivered to our customers, generally with standard transfer terms such as FOB origin. We typically do not allow for restocking rights with any of our value-added resellers or distributors. Products shipped with acceptance criteria or return rights are not recognized as revenue until all criteria are achieved. If undelivered products or services exist that are essential to the functionality of the delivered product in an arrangement, delivery is not considered to have occurred.

•	The Fee is Fixed or Determinable. Arrangements with payment terms extending beyond our standard terms, conditions and practices are not considered to be fixed or determinable. Revenue from such arrangements is recognized as the fees become due and payable. We typically do not allow for price-protection rights with any of our value-added resellers or distributors.

•	Collection is Probable. Probability of collection is assessed on a customer-by-customer basis. Customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. If it is determined at the outset of an arrangement that collection is not probable based upon our review process, revenue is recognized upon cash receipt.
     Our multiple element arrangements include our systems and generally may also include one or more of the following undelivered elements: installation services, software subscriptions, premium hardware maintenance and storage review services. If the arrangement contains both software-related and non-software related elements, we allocate revenue to the non-software elements based on objective and reliable evidence of fair value in accordance with EITF 00-21, Revenue Arrangements with Multiple Deliverables. Non-software elements are items for which the functionality of the software is not essential to its performance; the non-software related elements in our arrangements may consist of storage optimization reviews (which are only sold within a bundled offering that also contains software-related services), technical consulting and/or installation services. For undelivered software-related elements, we apply the provisions of SOP 97-2 and determine fair value of these undelivered software-related elements based on vendor specific objective evidence which for us consists of the prices charged when these services are sold separately.
     For arrangements with multiple elements, we recognize as revenue the difference between the total arrangement price and the greater of fair value or stated price for any undelivered elements (“the residual method”).
     Our software subscriptions entitles our customers to receive unspecified product upgrades and enhancements on a when-and-if-available basis, bug fixes, and patch releases. Premium hardware maintenance services include contracts for technical support and minimum response times. Revenue from software subscriptions and premium hardware maintenance services is recognized ratably over the contractual term, generally one to three years; standard hardware warranty costs are considered an obligation under SFAS No. 5, “Accounting for Contingencies” and are expensed to cost of revenues when revenue is recognized. We also offer extended service contracts (which may include standard warranty as well as premium hardware maintenance) at the end of the warranty term; revenues from these contracts are recognized ratably over the contract term. When storage optimization reviews are sold as a bundled element with our software subscriptions and premium hardware maintenance services, the revenue is recognized ratably over the contract term. We typically sell technical consulting services separately from any of our other revenue elements, either on a time and materials basis or for fixed price standard projects; we recognize revenue for these services as they are performed. Revenue from hardware installation services is recognized at the time of delivery and any remaining costs are accrued, as the remaining undelivered services are considered to be inconsequential and perfunctory.
     We record reductions to revenue for estimated sales returns at the time of shipment. Sales returns are estimated based on historical sales returns, changes in customer demand, current trends, and our expectations regarding future experience. Reductions to revenue associated with sales returns include consideration of historical sales levels, the timing and magnitude of historical sales returns and a projection of this experience into the future. We monitor and analyze the accuracy of sales returns estimates by reviewing actual returns and adjust them for future expectations to determine the adequacy of our current and future reserve needs. If actual future returns and allowances differ from past experience, additional allowances may be required.
Note 8. Income Taxes, page 82
14.	We note your disclosure, “[you] have provided a valuation allowance on certain of [y]our deferred tax assets related to net operating loss carryforwards, conditional royalty carryforwards, and tax credit carryforwards attributable to the exercise of employee stock options because of uncertainty regarding their realization.” Explain the uncertainties surrounding the realization of your net deferred tax assets related to net operating loss carryforwards. In this respect, provide your analysis supporting your conclusion that based on the weight of available evidence, it is more likely than not that all of the deferred tax assets will not be realized; we refer you to paragraphs 17.e, 18, and 20 through 25 of SFAS 109. Ensure that your analysis addresses how you considered your history of reporting net income during the most recent five years. In addition, clarify why if recognized, the tax benefit of these tax credits, losses, and conditional royalty with be accounted for as a credit to stockholders’ equity rather than as a reduction to the income tax provision.
The Company advises the Staff that, as a result of significant stock option exercises, we have generated a significant compensation expense for tax purposes in excess of the amount of book compensation. These deductions have resulted in a large net operating loss carryforward position on our domestic tax returns; likewise, this compensation deduction has resulted in larger tax credits than would otherwise be computed. In determining the amount of operating loss and tax credit carryforwards for which a valuation allowance would be required, we concluded that the tax benefits related to stock options should not be recognized until these amounts actually reduced the amount of taxes which we would have otherwise paid in the current year. As a result, a valuation allowance was computed solely for the amount of the deferred tax asset which would otherwise have been recorded as a credit to stockholder’s equity under the provisions of APB Opinion No. 25.
This is the method that is specifically required in footnote 82 to Paragraph A94 of SFAS No. 123(R):
A share option exercise may result in a tax deduction prior to the actual realization of the related tax benefit because the entity, for example, has a net operating loss carryforward. In that situation, a tax benefit and a credit to additional paid-in capital for the excess deduction would not be recognized until that deduction reduces taxes payable.
Additionally, in paragraph B217 of the Basis for Conclusions for SFAS No. 123(R), the Board noted:
The Board was asked to specify which excess tax benefits are available as offsets to tax deficiencies. Because this Statement continues the fair-value-based method in Statement 123, the Board concluded that the “pool” of excess tax benefits available for offset should include those from all awards that were subject to Statement 123. That includes excess tax benefits recognized if the fair-based-method was adopted for recognition purposes, as well as those that would have been recognized had an entity that provided pro forma disclosures instead adopted Statement 123’s fair-value-based method for recognition. However, excess tax benefits that have not been realized pursuant to Statement 109, as noted in paragraph A94, footnote 82, of this Statement, are not available for offset. The Board was informed by some constituents that a practice has developed whereby some entities recognized deferred tax assets for excess tax benefits before they were realized. The Board understands that such practice may be prevalent and therefore decided to provide transition guidance that requires an entity to discontinue that policy prospectively and follow the guidance in this Statement and Statement 109. [emphasis added]

We believe this paragraph indicates that, while some companies did not provide a valuation allowance on their deferred tax assets relating to the tax benefits of stock option deductions, the FASB believed that, even prior to SFAS 123(R), it was proper to follow the method we have used.
Beginning with our Quarterly Report on Form 10-Q, the Company will amend the language regarding this valuation reserve, as follows (changes marked):
We have provided a valuation allowance on certain of our deferred tax assets related to net operating loss carryforwards, conditional royalty carryforwards and tax credit carryforwards attributable to the exercise of employee stock options because, under SFAS 123(R), such amounts should not be realized until they result in a reduction of taxes payable; there was no impact from the adoption of SFAS 123(R) on deferred taxes as we had used a similar methodology for recording our valuation allowance for these amounts in prior years.
Excluding our stock compensation deduction, the Company would have reported taxable income over the past several years, and would expect to report taxable income in the future. Based on this positive evidence, the deferred tax assets relating to our other timing differences were considered to be more likely than not of being realized, and therefore no valuation allowance was provided for these amounts.
15.	We note your disclosure of U.S. and foreign tax jurisdictions tax examinations here and on page 39. Clarify how the application of FASB Interpretation No. 48 is expected to impact your accounting and disclosure of uncertain tax positions.
The Company advises the Staff that our Annual Report on Form 10-K was filed on July 12, 2006; FASB Interpretation No. 48 was issued on July 13, 2006. The Company is required to apply FASB Interpretation No. 48 to financial statements and disclosures for its fiscal year ending in April 2008. We are still reviewing the impact of our uncertain tax positions on our income tax provision but currently we do not believe that the impact will be material. We plan to conform our disclosures regarding these uncertain tax positions in accordance with the requirements of the Interpretation and will provide the required disclosures in our Form 10-Q for the quarter ended July 28, 2006.
Note 9. Segment, Geographic, and Customer Information page 84
16.	Your response to prior comment number 13 indicates that the characteristics of its operating segments are similar and have the same future prospects. Further, you indicate that trends such as growth rates and gross margins are consistent year to year. Please provide the historical growth rate and gross margins of your operating segments which supports your conclusion.

The Company advises the Staff that the historical growth rates and gross margins for its three geographic operating segments (EMEA, Asia Pacific “APAC” and the Americas) are as follows (three-year averages):

	EMEA	APAC	Americas
Historical Revenue Growth Rate:	31%	26%	26%

Gross Margin:	63%	59%	61%
Form 8-Ks filed on August 17, 2005, November 16, 2005, February 15, 2006, and May 24, 2006
17.	We note your use of non-GAAP financial measures in the Form 8-Ks noted above and your response to prior comment number 17. Please address the following addition comments with respect to your use of non-GAAP financial measures:
•	We believe the non-GAAP operating statement columnar format appearing in Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.
The Company confirms that, in its most recent 8-K filing associated with our earnings release and conference call for its first fiscal quarter ending July 28, 2006, we have discontinued the practice of presenting a non-GAAP operating statement in columnar format.
•	Your presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP cost of product revenue, non-GAAP cost of service revenue, non-GAAP research and development. Note that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified, reconciled, and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D), and 10(e)(2) of Regulation S-K.

The Company confirms that in its most recent 8-K filing associated with our earnings release and conference call for our first fiscal quarter ending July 28, 2006 in which it used non-GAAP financial measures, each non-GAAP financial measure was separately identified, reconciled and addressed in the accompanying disclosure, as required under Item 10(e) of Regulation S-K.
•	Clarify whether you reasonably believe it is probable that the financial impact of your non-GAAP measures will become immaterial within a near-finite period. In addition, tell us why you believe that it is permissible to eliminate the impact of recurring charges as you have a past pattern of incurring such charges. We refer you to Question 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
The Company supplementally advises the Staff that we reasonably believe that certain of the items excluded from its non-GAAP financial measures will become immaterial within a near-finite period. In particular, as it relates to the Company’s Form 8-K filed on May 24, 2006, the Company’s income tax expense from the American Jobs Creation Act, which comprises a significant portion of the difference between GAAP net income and non-GAAP net income, offered the Company a limited and unique opportunity to repatriate cash from its overseas subsidiaries to the United States and receive more favorable tax treatment for the repatriation of these funds. The Company availed itself of that opportunity during the fourth quarter of its fiscal year 2006 by repatriating $550 million of its foreign earnings into the United States. The opportunity for such beneficial tax treatment is no longer available. Therefore, the Company realized the full financial impact of that repatriation in the fourth quarter of fiscal 2006 and believes that there will be little financial impact related to that repatriation in future periods.
In addition, the amortization of intangible assets excluded from non-GAAP financial measures relates to intellectual property that the Company acquired in connection with acquisitions of other companies. The Company determined that certain intellectual property and other intangible assets associated with those acquisitions had economic lives of 1-1/2 to 6 years. Therefore, the Company amortizes these charges over these periods. Footnote 14 of our 2006 Form 10-K includes disclosure of the amounts to be amortized by year, declining from $20.7 million in 2007 to $4.1 million in 2011.
As the Staff’s inquiry relates to amortization of intangible assets and in process research and development, the expenses associated with such items result in the Company recording expenses in its GAAP financial statements that were already expended by the acquired company before the acquisition and for which the Company has not expended cash. Therefore, the expenses associated with such items do not reflect or relate to the Company’s on-going decision-making processes but rather represent the legacy of decisions made by an independent company (at the time of the underlying decisions to which those expenses relate) operating under its own set of parameters and business model. Moreover, had the Company internally developed the products acquired to which such expenses relate, the expenditures for research and development would have been expensed historically in prior periods and not in the periods in which they are recorded as expenses in our income statement as required by GAAP. For these reasons, the Company believes that it is permissible to exclude amortization of intangible assets and in process research and development from its non-GAAP financial measures, notwithstanding that it has done so in the past and that it is reasonably likely to do so for the foreseeable future.
With respect to stock-based compensation, as further noted below, the Company recognizes expenses associated with the granting of stock options to employees using valuation methodologies that require management to make assumptions about the Company’s common stock (such as expected future stock price volatility), the anticipated duration of outstanding stock options and the rate at which the Company recognizes the corresponding stock-based compensation expense over the course of future fiscal periods. While other forms of Company expense (such as cash compensation, inventory costs and real estate lease and/or mortgage costs) are reasonably correlated to the Company’s underlying business of marketing and selling storage and data management solutions for enterprise customers and such costs are incurred principally or wholly in the particular fiscal period being reported, stock-based compensation expense is not reasonably correlated to the particular fiscal period in question but rather is based on expected future events that have no relationship and in certain instances, an inverse relationship with how well the Company currently operates its business. First, assumptions about the expected price volatility of the Company’s common stock relate to the expected future performance of the Company’s common stock price (and, therefore, its future operating performance), not to its current operating performance. Second, the assumptions regarding the expected duration of the Company’s outstanding options are based on the Company’s expected future employment patterns (i.e., who and how many employees will be hired and/or terminate employment with the Company), which is also not reasonably correlated to the Company’s current financial performance. Finally, the Company recognizes stock-based compensation expense over a number of fiscal periods based on the time-based vesting of those stock options, which does not take into account the operational performance of the Company’s underlying business in any given fiscal period. Regardless of how successful or unsuccessful the Company is in marketing and selling its products to its customers, the Company is required to recognize the expenses associated with its outstanding options based solely on the passage of time. Further, the compensation expense is a non cash expense and does not create a reduction in any operating asset or a future liability which would have an impact on the operational performance of the Company. For these reasons, the Company believes that it is permissible to exclude stock-based compensation from its non-GAAP financial measures, notwithstanding that it has done so in the past and that it is reasonably likely to do so for the foreseeable future.
The restructuring charges described in the 8-Ks noted above resulted from unforeseen circumstances (e.g. the one-time consolidation of our Service Support centers) that were not originally part of the Company’s annual operating budget. The acquisitions were outside of the ordinary course of the Company’s day-to-day business of marketing and selling its storages solutions to its customers, and the restructuring expenses that resulted from these acquisitions likewise were not part of the Company’s day-to-day operations. As such, the Company excludes these expenses from its non-GAAP financial measures in reviewing its own financial performance and, therefore, in order to allow investors to view the Company’s business through the eyes of management, the Company believes that it is permissible to exclude these restructuring charges from its non-GAAP financial measures, notwithstanding that it has done so in the past and that it is reasonably likely to do so for the foreseeable future
The discrete GAAP provision matters recognized ratably for non-GAAP purposes, resulted from the release of certain tax reserves for uncertain tax positions in a particular period that for GAAP purposes is accounted for as a period expense. The release of these tax reserves is not a based on the operations of the Company but based on the specific timing of the due date of the income tax returns. The Company calculates all other aspects of the GAAP provision in accordance with FAS 109 based on annual estimates of all items that affect the taxable income and associated tax including the estimated need to build additional tax reserves. The Company believes that it is permissible to include the release of the estimated release of tax reserves as an offset to the building of tax reserve on an annual basis and recognize it ratably for non-GAAP purposes.
The net gains on investments, results from gains or losses (whether realized or unrealized) on the Company’s financial investment. These investments gains and losses are outside of the ordinary course of the Company’s day-to-day business and are not part of the Company’s day-to-day operations. As such, the Company excludes these gains or losses from its non-GAAP financial measures in reviewing its own financial performance and, therefore, in order to allow investors to view the Company’s business through the eyes of management, the Company believes that it is permissible to exclude these gains or losses from its non-GAAP financial measures, notwithstanding that it has done so in the past and that it is reasonably likely to do so for the foreseeable future
•	Your response indicates that excluding amortization of intangible assets and in process research and development provides useful information. Indicate why your non-GAAP measures reflects the benefits of revenue generated from acquired businesses but does not reflect the full non-cash cost of such acquisitions that are not being eliminated from each measure. Address why the measure includes the revenues but not all the cost associated with generating that revenue. Further describe the economic substance behind management’s decision to use each non-GAAP measure presented that excludes these non-cash charges.
The Company excludes amortization of intangible assets and in process research and development from its non-GAAP financial measures because, while such costs and expenses are associated with discrete acquisition transactions, those particular costs and expenses are not directly related to the continued operation by the Company of the business acquired.
The Company acknowledges the Staff’s inquiry as to why such costs and expenses are excluded from its non-GAAP financial measures while the revenue associated with those acquisitions is not similarly excluded. The Company respectfully informs the Staff that the excluded amortization of intangible assets and in process research and development relate to technology and intangible assets because, had the Company developed these technologies internally, the expenditures would have been expensed in prior periods rather than in the period in which revenue is being recognized. The amortization of these intangible assets relates only to that portion of our revenue attributable to the business that the Company acquired in connection with the underlying acquisitions; no similar expenses are recorded in the current period for revenues of the Company related to internally developed products. Therefore, exclusion of these costs presents the cost of all revenues on a comparable basis. To the extent that other direct costs and expenses associated with the acquired business’ revenue (both cash-based and non-cash based) are incurred, the Company does not exclude such costs and expenses from its non-GAAP financial measures, because such costs are comparable to costs incurred for internally-developed products.
The Company therefore believes that its non-GAAP financial measures do reflect all of the on-going costs associated with generating the corresponding revenue from these acquisitions.
•	It appears you eliminate stock-based compensation from your various operating expenses. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations (selling and marketing, general, and administrative expenses, etc.) Stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients overall compensation package, then how does management determine that an employees performance will remain unchanged such that it would not affect the Company’s overall operations? For instance, would the performance of an employee responsible for sales and marketing be changed it a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?
Management agrees that stock-based compensation is an important part of overall compensation offered to many employees. However, it is different from other forms of compensation. A cash salary or cash bonus has a fixed cash cost. For example, the expense associated with a $10,000 cash bonus is equal to $10,000 in cash regardless of when it is awarded and by whom it is awarded. In contrast, the expense associated with an award of a stock option for 1,000 shares of the Company’s common stock is unrelated to the amount of cash that the employee ultimately receives. And the cost to the Company for such an option grant is based on a stock compensation valuation methodology and underlying assumptions that may vary over time and that do not reflect any cash expenditure by the Company because the Company does not pay any cash for such option grant (or for the exercise of such option and sale of the underlying shares by the individual).
Furthermore, the expense associated with granting an employee an option is spread over multiple years, unlike other forms of compensation expense, such as cash, which are more proximate to the time of the award or payment. For example, the Company may be recognizing expense in a year where the stock option is significantly underwater and it is not going to be exercised or generate any compensation for the employee. The expense associated with an award of an option for 1,000 shares of common stock by the Company in one quarter may have a different expense than an award of an identical number of shares in a different quarter.
Finally, the expense recognized by the Company for such an option may be different than the expense that other companies incur for awarding an option with comparable terms, which makes it difficult to assess the Company’s financial performance relative to its competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the Company’s financial performance and making budgetary decisions regarding appropriate levels of spending in each relevant category.
•	Your response indicates you believe your non-GAAP results provide useful information to assist management and investors to compare the Company’s results to those of your competitors. Clarify how your measure provides using information with respect to comparability when the items excluded in your non-GAAP measures may be different than items excluded in competitors’ non-GAAP measures. Therefore, it would appear that this would be a material limitation in your use of your non-GAAP measures, not a reason why the information is useful.
The Company acknowledges that it should continue to caution investors that different companies may exclude different items from their non-GAAP financial measures. However, the Company believes that its non-GAAP financial measures are still useful to investors as described in our responses to the questions above, and note that many companies exclude similar line items from their non-GAAP financial measures, such as amortization of intangibles, stock-based compensation expense, in process research and development and discrete tax items that are often unique to a company’s situation. In addition, investors continue to ask that the Company provide those non-GAAP financial measures that the Company has historically presented in its public filings and communications.
18.	We note you use non-GAAP financial measures in your Fourth Quarter 2006 Earnings Call, dated May 24, 2006. Tell us your consideration of providing the non-GAAP disclosures required by Regulation G.
With respect to the May 24, 2006 earnings call, the Company posted the GAAP to non-GAAP financial measure reconciliation on its website prior to the earnings call. At the beginning of the earnings call, the Company noted to the audience that the presentation would contain non-GAAP financial measures and disclosed the location of the GAAP to non-GAAP reconciliation on its website. The Company intends to keep the reconciliation for that earnings call posted on its web site for twelve months after the date of the earnings call. Accordingly, the Company believes that the presentation of the non-

GAAP financial measures during its May 24, 2006 earnings call complied with the requirements of Regulation G.
We also confirm and acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at 408-822-7000. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 408-822-4412. Thank you for your assistance.
     Sincerely,

/s/ Steven J. Gomo
Steven J. Gomo
Chief Financial Officer Network Appliance, Inc.

Attachment A
Question 2 Critical Accounting Estimates and Policies (Planned revisions are underlined)

Why the estimate bears	How did the Company	Accuracy of past	How did past estimate	Reasonably likely future
risk of change	arrived at the estimate	estimate	change	changes
Revenue Recognition and Allowances	If vendor specific evidence cannot be obtained to determine fair value of the undelivered elements, revenue from the entire arrangement would be deferred and recognized as these elements are delivered. This would have a material effect on the timing of product revenues.

If actual future returns and allowances differ from past experience, additional allowances may be required.	We record reductions to revenue for estimated sales returns at the time of shipment. Sales returns are estimated based on historical sales returns, changes in customer demand, current trends, and our expectations regarding future experience. Reductions to revenue associated with sales returns include consideration of historical sales levels, the timing and magnitude of historical sales returns and a projection of this experience into the future.

We analyze accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographical trends, and changes in customer payment terms and practices when evaluating the adequacy of current and future allowance.	We monitor and analyze the accuracy of sales returns estimate by reviewing actual returns and adjust it for future expectations to determine the adequacy of our current and future reserve needs. Our reserve levels have been sufficient to cover actual returns and have not required material changes in subsequent periods.

		We monitor and analyze the accuracy of allowance for doubtful accounts estimate by reviewing past collectability and adjust it for future expectations to determine the adequacy of our current and future allowance. Our reserve levels have generally been sufficient to cover credit losses.	Our allowance for doubtful accounts as of April 30, 2006 was $2.4 million, compared to $5.4 million as of April 30, 2005. During the year ended April 30, 2006, we reduced our reserve by $1.5 million due to overall improvement in our collections history. However, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.	While we currently have no expectations for significant changes to these reserves, if actual future returns and allowances differ from past experience, additional allowances may be required.

Attachment A
Question 2 Critical Accounting Estimates and Policies (Planned revisions are underlined)

Why the estimate bears	How did the Company	Accuracy of past	How did past estimate	Reasonably likely future
risk of change	arrived at the estimate	estimate	change	changes
Valuation of Goodwill and Intangibles	Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization.	The allocation process requires extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets.	In fiscal 2006 and 2005, we performed such evaluation and found no impairment.	We periodically review the estimated remaining useful lives of our other intangible assets.

During fiscal 2006, we adjusted goodwill by $3.5 million and $2.1 million relating to the tax benefits associated with the subsequent exercise of previously vested assumed Spinnaker and Decru options, respectively.	Estimated future adjustments to goodwill related to the tax benefits associated with subsequent exercise of previously vested assumed options by previous acquisitions are approximately $8.4 million, subject to future cancellations relating to employee terminations.

In addition, a reduction in the estimate of remaining useful life could result in accelerated amortization expense or a write-down in future periods. As such, any future write-downs of these assets would adversely affect our gross and operating margins. We currently do not foresee changes to useful lives or write-downs to these assets.

Attachment A
Question 2 Critical Accounting Estimates and Policies (Planned revisions are underlined)

Why the estimate bears	How did the Company	Accuracy of past	How did past estimate	Reasonably likely future
risk of change	arrived at the estimate	estimate	change	changes
Accounting for Income Tax	The ability to maintain our current effective tax rate is contingent upon existing tax laws in both the U.S. and the respective countries in which our international subsidiaries are located. Future changes in domestic or international tax laws could affect the continued realization of the tax benefits we are currently receiving and expect to receive from international business. In addition, a decrease in the percentage of our total earnings from our international business or in the mix of international business among particular tax jurisdictions could increase our overall effective tax rate.	We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

We have provided a valuation allowance of $431.2 million as of April 30, 2006 on the deferred tax attributes associated with the exercise of employee stock options (primarily credits and net operating loss carryforwards) because these amounts have not	The provision for income taxes have not changed significantly from our estimates. Further tax provision adjustments are not expected, but are possible in the event our interpretation of tax legislation differs from that of the tax authorities.	The provision for income taxes have not changed significantly from our estimates. Further tax provision adjustments are not expected, but are possible in the event our interpretation of tax legislation differs from that of the tax authorities.	Beginning with the fiscal year 2007 implementation of FAS 123R, we will experience adverse impacts to our effective tax rates in the event that we determine that our APIC pool as of the beginning of fiscal year 2007 is not sufficient to cover the impact of future stock compensation deductions.

We have been notified of examinations in the U.S. and several foreign tax jurisdictions. The rights to some of our intellectual property (“IP”) is owned by certain of our foreign subsidiaries, and payments are made between foreign and U.S. tax jurisdictions relating to the use of this IP. Recently, some other companies have had their foreign IP arrangements challenged as part of an examination. Our management does not believe, based upon information currently known to us that the final resolution of any of our audits will have a material adverse effect upon our consolidated financial position and the

Attachment A
Question 2 Critical Accounting Estimates and Policies (Planned revisions are underlined)

Why the estimate bears	How did the Company	Accuracy of past	How did past estimate	Reasonably likely future
risk of change	arrived at the estimate	estimate	change	changes
	been realized as a reduction of current taxes payable.			results of operations and cash flows.
We based our provision for income taxes on the expected tax treatment of transactions recorded in our financial statements. In determining our provision for income taxes, we interpret tax legislation in a number of jurisdictions.

Attachment A
Question 2 Critical Accounting Estimates and Policies (Planned revisions are underlined)

Why the estimate bears	How did the Company	Accuracy of past	How did past estimate	Reasonably likely future
risk of change	arrived at the estimate	estimate	change	changes
Inventory write-downs	Although we strive for accuracy in our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and commitments, and our reported results.	We perform an in depth excess and obsolete analysis of our inventory based upon assumptions about future demand and market conditions. We adjust the inventory value based on estimated excess and obsolete inventories determined primarily by future demand forecasts.	Although we strive for accuracy in our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and commitments, and our reported results.

During the past few years, our inventory reserves have been sufficient to cover excess and obsolete exposure and have not required material changes in subsequent periods.	During the past few years, our inventory reserves have generally been sufficient to cover excess and obsolete exposure.	We engage in extensive, ongoing product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers. We also provide for the estimated cost of known product failures based on known quality issues when they arise. Should actual cost of product failure differ from our estimates, revisions to the estimated liability would be required.

We are subject to a number of federal, state, local and foreign environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process or requiring design changes or recycling of products we manufacture. We will continue to monitor our environmental compliance and could incur substantial costs including additional reserves for excess component inventory.

Attachment A
Question 2 Critical Accounting Estimates and Policies (Planned revisions are underlined)

	Why the estimate bears	How did the Company	Accuracy of past	How did past estimate	Reasonably likely future
	risk of change	arrived at the estimate	estimate	change	changes
Restructuring Accruals	Our estimates involve a number of risks and uncertainties, some of which are beyond our control, including future real estate market conditions and our ability to successfully enter into subleases or lease termination agreements with terms as favorable as those assumed when arriving at our estimates.	In recording severance reserves, we accrue a liability when the following conditions have been met: employees’ rights to receive compensation is attributable to employees’ services already rendered; the obligation relates to rights that vest or accumulate; payment of the compensation is probable; and the amount can be reasonably estimated. In recording facilities lease restructuring reserve, we make various assumptions, including the time period over which the facilities are expected to be vacant, expected sublease terms, expected sublease rates, anticipated future operating expenses, and expected future use of the facilities.	Our fiscal 2006 estimate for the facility restructuring reserve was $2.7 million which included a $1.0 million adjustment due to the execution of new sublease agreement for our Tewksbury facility and related cost.	Our fiscal 2006 estimate for the facility restructuring reserve was $2.7 million which included a $1.0 million adjustment due to the execution of new sublease agreement for our Tewksbury facility and related cost.	We regularly evaluate a number of factors to determine the appropriateness and reasonableness of our restructuring and lease loss accruals including the various assumptions noted above. If actual results differ significantly from our estimates, we may be required to adjust our restructuring and lease loss accruals in the future.

Attachment A
Question 2 Critical Accounting Estimates and Policies (Planned revisions are underlined)

Why the estimate bears	How did the Company	Accuracy of past	How did past estimate	Reasonably likely future
risk of change	arrived at the estimate	estimate	changes	change
Impairment Losses on Investments	Because we have the ability to hold these investments until maturity, we would not expect any significant decline in value of our investments caused by market interest changes.

For publicly traded investments, impairment is determined based upon the specific facts and circumstances present at the time, including factors such as current economic and market conditions, the credit rating of the security’s issuer, the length of time an investment’s fair value has been below our carrying value, and our ability and intent to hold investments to maturity.

For non-marketable equity securities, the impairment analysis requires the identification of events or circumstances that would likely have a significant adverse effect on the fair value of the investment, including, revenue and earnings trends, overall	For publicly traded investments, impairment is determined based upon the specific facts and circumstances present at the time, including factors such as current economic and market conditions, the credit rating of the security’s issuer, the length of time an investment’s fair value has been below our carrying value, and our ability and intent to hold investments to maturity. For non-marketable equity securities, the impairment analysis requires the identification of events or circumstances that would likely have a significant adverse effect on the fair value of the investment, including, revenue and earnings trends, overall business prospects, limited capital resources, limited prospects of receiving additional financing, limited prospects for liquidity of the related	We have no impairment losses on our available-for-sale investment or investment in privately held companies for fiscal 2006, 2005 and 2004.

		We have not identified any of these declines to be other than temporary as market declines of our investments have been caused by interest rate changes and were not due to credit worthiness. Because we have the ability to hold these investments until maturity, we would not expect any significant decline in value of our investments caused by market interest rate changes.	We have no impairment losses on our available-for-sale investment or investment in privately held companies for fiscal 2006, 2005 and 2004.	We have not identified any of these declines to be other than temporary as market declines of our investments have been caused by interest rate changes and were not due to credit worthiness. Because we have the ability to hold these investments until maturity, we would not expect any significant decline in value of our investments caused by market interest rate changes.

Attachment A
Question 2 Critical Accounting Estimates and Policies (Planned revisions are underlined)

Why the estimate bears	How did the Company	Accuracy of past	How did past estimate	Reasonably likely future
risk of change	arrived at the estimate	estimate	changes	change
business prospects, limited capital resources, limited prospects of receiving additional financing, limited prospects for liquidity of the related securities and general market conditions in the investees’ industry.	securities and general market conditions in the investees’ industry.

Attachment A
Question 2 Critical Accounting Estimates and Policies (Planned revisions are underlined)

Why the estimate bears	How did the Company	Accuracy of past	How did past estimate	Reasonably likely future
risk of change	arrived at the estimate	estimate	changes	change
Accounting for Stock -Based compensation	Option pricing models require the input of highly subjective assumptions, including the expected stock price volatility, expected life and forfeiture rate.

As of May 1, 2006, the contractual life of our stock options has been shortened to seven years from ten years for options issued on or after this date, and to the extent that the shorter life changes employees’ exercise behavior, it may change the expected term of an option going forward.	The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, and is not remeasured as a result of subsequent stock price fluctuations.

Option pricing models require the input of highly subjective assumptions, including the expected stock price volatility, expected life and forfeiture rate.

We have chosen to base our estimate of future volatility using the implied volatility of traded options to purchase the Company’s common stock as permitted by SAB 107.

SFAS No. 123R requires us to use estimated forfeitures, and therefore, the adoption of SFAS No. 123R could have a material impact on the timing of and, based on the accuracy of	Not applicable.	Not applicable.	SFAS No. 123R requires us to use estimated forfeitures, and therefore, the required adoption of SFAS No. 123R could have a material impact on the timing of and, based on the accuracy of estimates of future actual forfeiters, the amount of stock compensation expense.

Likewise, the shortening of the contractual life of our options could change the estimated exercise behaviors in a manner other than currently expected.

We currently estimate that the impact of adopting SFAS 123R on our fiscal year ending April 30, 2007 will be between $0.33 and $0.40 per share.

Attachment A
Question 2 Critical Accounting Estimates and Policies (Planned revisions are underlined)

Why the estimate bears	How did the Company	Accuracy of past	How did past estimate	Reasonably likely future
risk of change	arrived at the estimate	estimate	changes	change
estimates of future actual forfeitures, the amount of stock compensation expense.

Attachment A
Question 2 Critical Accounting Estimates and Policies (Planned revisions are underlined)

	Why the estimate bears	How did the Company	Accuracy of past	How did past estimate	Reasonably likely future
	risk of change	arrived at the estimate	estimate	changes	change
Loss Contingencies	We are subject to the possibility of various loss contingencies arising in the course of business.	We consider the likelihood of the loss or impairment of an asset or the incurrence of a liability as well as our ability to reasonably estimate the amount of loss in determining loss contingencies.	In fiscal 2006, 2005 and 2004, we did not accrue any loss contingencies.	In fiscal 2006, 2005 and 2004, we did not accrue any loss contingencies	We regularly evaluate current information available to us to determine whether such accruals should be adjusted.